Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(in millions, except ratios)

	Three Months Ended March 31,		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before provision for income taxes	$25.0	$42.7	$39.9	$181.9	$177.5	$216.0	$179.7
Add:
Fixed charges	9.4	7.5	34.7	23.7	23.7	24.8	25.1
Total earnings	$34.4	$50.2	$74.6	$205.6	$201.2	$240.8	$204.8
Fixed charges:
Interest expense	$7.7	$5.9	$27.7	$19.6	$19.0	$19.9	$20.2
Rental interest factor	1.7	1.6	7.0	4.1	4.7	4.9	4.9
Total fixed charges	$9.4	$7.5	$34.7	$23.7	$23.7	$24.8	$25.1
Ratio of earnings to fixed charges	3.7:1	6.7:1	2.1:1	8.7:1	8.5:1	9.7:1	8.2:1